Exhibit 99.4

REGISTRATION RIGHTS AGREEMENT
AMONG
ARIES MARITIME TRANSPORT LIMITED,
INVESTMENT BANK OF GREECE,
and
FOCUS MARITIME CORP.
Dated as of October 13, 2009
Relating to $145,000,000
7.00% CONVERTIBLE SENIOR NOTES DUE 2015

REGISTRATION RIGHTS AGREEMENT
     This Registration Rights Agreement (this “Agreement”) is made and entered into as of October 13, 2009, by and among Aries Maritime Transport Limited, a Bermuda company (the “Company”), Investment Bank of Greece, (“IBG”) and Focus Maritime Corp. (“Focus”, and together with IBG, the “Purchasers”), each of whom has agreed to purchase the Company’s 7.00% Convertible Senior Notes due 2015 (the “Convertible Notes”) pursuant to the Note Purchase Agreements (as defined below). The Convertible Notes will be convertible, subject to the terms thereof, into fully paid, nonassessable shares of common stock, $0.01 par value per share, of the Company (the “Common Stock”). The Convertible Notes and each share of Common Stock issuable upon conversion of the Convertible Notes are herein collectively referred to as the “Securities”.
     This Agreement is entered into in connection with the Note Purchase Agreement, dated October 13, 2009, among the Company, IBG and the other purchasers named therein, and the Note Purchase Agreement, dated October 13, 2009, among the Company, Focus and the other purchasers named therein, (the “Note Purchase Agreements”) (i) for the benefit of the Purchasers and (ii) for the benefit of the Holders (as defined below) from time to time of the Transfer Restricted Securities (as defined below), including the Purchasers. In order to induce the Purchasers to purchase the Convertible Notes, the Company has agreed to provide the registration rights set forth in this Agreement. The execution and delivery of this Agreement is a condition to the obligations of the Purchasers set forth in Section 3.1(l) of their respective Note Purchase Agreements.
     The parties hereby agree as follows:
            SECTION 1. Definitions.
     As used in this Agreement, the following capitalized terms shall have the following meanings:
     Additional Interest: As defined in Section 4 hereto.
     Blackout Period: As defined in Section 3(a) hereto.
     Business Day: A Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the banking institutions in the City of New York, New York are authorized or obligated by law or executive order to close or be closed.
     Closing Date: The date of this Agreement.
     Commission: The U.S. Securities and Exchange Commission.
     Common Stock: As defined in the preamble hereto.
     Controlling Person: As defined in Section 7(a) hereto.
     Convertible Notes: As defined in the preamble hereto.

     Effectiveness Date: As defined in Section 3(a) hereto.
     Effectiveness Period: As defined in Section 3(a) hereto.
     Effectiveness Target Date: As defined in Section 3(a) hereto.
     Exchange Act: The Securities Exchange Act of 1934, as amended.
     Fully Diluted Basis: (i) With respect to shares of Common Stock outstanding on any date, the total number of shares of Common Stock previously issued and then beneficially owned by Persons other than the Company and its subsidiaries, plus the total number of all shares of Common Stock issuable upon the exercise, conversion or exchange of any securities of the Company and then held by Persons (but only to the extent that such other securities are exercisable, convertible or exchangeable in accordance with their terms on such date); and (ii) with respect to shares of Common Stock held or owned by any Person as of any date, the number of such shares then beneficially owned by such Person, plus all shares of Common Stock issuable upon exercise, conversion or exchange of securities then held by such Person (but only to the extent that such other securities are exercisable, convertible or exchangeable in accordance with their terms on such date).
     Holders: As defined in Section 2(b) hereto.
     IBG: As defined in the preamble hereto.
     Indemnified Holder: As defined in Section 7(a) hereto.
     Indemnified Underwriter: As defined in Section 7(a) hereto.
     Indenture: The Indenture, dated as of October 13, 2009, between the Company and Marfin Egnatia Bank Societe Anonyme, as trustee (the “Trustee”), pursuant to which the Convertible Notes are to be issued, as such Indenture is amended or supplemented from time to time in accordance with the terms thereof.
     Issuer Free Writing Prospectus: As defined in Rule 433 promulgated under the Exchange Act.
     Majority of Holders: Holders of a majority of the Transfer Restricted Securities outstanding but not held by the Company or any of its subsidiaries (treating Holders of Convertible Notes as if they had converted such Convertible Notes into Common Stock); provided that the term “Majority of Holders” shall only include Holders participating in an Underwritten Offering in the case of Section 5(b)(xiv)(D) or Section 8 hereto and Holders subject to any action or proceeding referred to in Section 7(b) hereto in the case of Section 7(b) hereto.
     Managing Underwriter(s): With respect to a registered public offering described in Section 9 hereto or an Underwritten Offering, the book-running lead manager or managers of such a registered public offering or Underwritten Offering.

     Maximum Number: As defined in Section 9(b) hereto.
     Note Purchase Agreements: As defined in the preamble hereto.
     Notice and Questionnaire: A written notice executed by the respective Holder and delivered to the Company containing such information as the Company may reasonably request.
     Notice Holder: On any date, any Holder that has delivered a Notice and Questionnaire to the Company on or prior to such date.
     Person: An individual, partnership, limited partnership, limited liability company, corporation, trust or unincorporated organization, or a government or agency or political subdivision thereof, and any other entity similar to these entities.
     Prospectus: The prospectus included in a Shelf Registration Statement, as amended or supplemented by any prospectus supplement and by all other amendments thereto, including post-effective amendments, and all material incorporated by reference into such Prospectus.
     Purchaser: As defined in the preamble hereto.
     Registration Cap: As defined in Section 3(a)(i) hereto.
     Registration Default: As defined in Section 4 hereto.
     Rule 144: Rule 144 as promulgated under the Securities Act.
     Securities: As defined in the preamble hereto.
The term “Securities” shall include, without limitation, both the Convertible Notes and the Common Stock issuable upon conversion of the Convertible Notes, regardless of whether the Convertible Notes are converted prior to the effective date of the Shelf Registration Statement required by this Agreement.
     Securities Act: The Securities Act of 1933, as amended.
     Seller: As defined in Section 9(a) hereto.
     Shelf Registration Statement: As defined in Section 3(a)(i) hereof.
     Transfer Restricted Securities: Each Security, until the earliest to occur of (a) the date on which such Security has been effectively registered for resale under the Securities Act and disposed of in accordance with a Shelf Registration Statement or (b) the date on which such Security ceases to be outstanding (whether as a result of redemption, repurchase and cancellation or otherwise).
     Trust Indenture Act: The Trust Indenture Act of 1939, as amended.
     Trustee: The duly appointed trustee under the Indenture.

     Underwriter: Any underwriter of Securities in connection with an offering thereof under the Shelf Registration Statement.
     Underwritten Offering: A registration in which Transfer Restricted Securities are sold to an underwriter for reoffering to the public.
     Valid Business Purpose: A valid business purpose is one or more business purposes other than the avoidance of a restriction or obligation under this Agreement, which alone or in combination constitute the primary motivation for some business activity or transaction, which activity or transaction changes in a meaningful way the economic position of the Company.
     Unless the context otherwise requires, the singular includes the plural, and words in the plural include the singular.
          SECTION 2. Securities Subject to this Agreement.
     (a) Transfer Restricted Securities. The securities entitled to the benefits of this Agreement are the Transfer Restricted Securities.
     (b) Holders of Transfer Restricted Securities. A Person is deemed to be a holder of Transfer Restricted Securities (each, a “Holder”) whenever such Person owns Transfer Restricted Securities.
            SECTION 3. Shelf Registration.
     (a) At the direction of a Majority of Holders, the Company shall:
     (i) within 30 days, cause to be filed a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act (the “Shelf Registration Statement”), which Shelf Registration Statement shall provide for resales of all Transfer Restricted Securities held by Holders who have timely provided the information required pursuant to Section 3(b) hereof, unless the total number of Transfer Restricted Securities that may be provided for resale in such a Shelf Registration Statement is limited by an applicable law or Commission policy and the maximum number of Transfer Restricted Securities that may be provided for resale in a Shelf Registration Statement (such maximum number, the “Registration Cap”) is less than the total number of Transfer Restricted Securities, in which case
     (A) the Company shall, within 30 days, cause to be filed a Shelf Registration Statement which shall provide for resales of a number of Transfer Restricted Securities equal to the Registration Cap then in effect, and the Transfer Restricted Securities provided for resale in the Shelf Registration Statement shall be selected pro rata from the Holders who have timely provided the information required pursuant to Section 3(b) hereof;
     (B) if, at any time after a Shelf Registration Statement has been filed pursuant Section 3(a)(i)(A) above, an additional number of Transfer Restricted Securities may be provided for resale in a Shelf Registration Statement, then the

Company shall promptly (though the Company shall not be required to do so more frequently than once during any 30-day period) amend or supplement the Shelf Registration Statement (including by filing a post-effective amendment) to provide for resales of the maximum number of Transfer Restricted Securities permitted under the then applicable Registration Cap (except that no Transfer Restricted Securities held by Holders who have not timely provided the information required pursuant to Section 3(b) hereof shall be provided for resale pursuant to this Section 3(a)(i)(B)) and, if the total number of Transfer Restricted Securities that may be provided for resale in the Shelf Registration Statement as so amended or supplemented is less than the total number of Transfer Restricted Securities, the Transfer Restricted Securities provided for resale in this Section 3(a)(i)(B) shall be selected pro rata from the Holders who have timely provided the information required pursuant to Section 3(b) hereof; and
     (C) if the Company shall file a post-effective amendment to the Shelf Registration Statement pursuant to Section 3(a)(i)(B) above, the Company shall use commercially reasonable efforts to cause such post-effective amendment to be declared effective under the Securities Act as promptly as is practicable, but in any event by the date that is 60 days after the date such post-effective amendment is required by Section 3(a)(i)(B) to be filed;
and
     (ii) use commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective by the Commission on or before the 150th day after the Shelf Registration Statement is filed (or if such 150th day is not a Business Day, the next succeeding Business Day) (the “Effectiveness Target Date”, and the date of such effectiveness, the “Effectiveness Date”).
     The Company shall use commercially reasonable efforts to keep the Shelf Registration Statement continuously effective, supplemented and amended as required by the provisions of Sections 5(a) and (b) hereof to the extent necessary to ensure that it is available for resales of Transfer Restricted Securities by the Holders entitled to the benefit of this Agreement, and to ensure that it conforms with the requirements of this Agreement, the Securities Act and the policies, rules and regulations of the Commission as announced from time to time, until such time as all the Transfer Restricted Securities covered by such Shelf Registration Statement have been resold pursuant to such Shelf Registration Statement or cease to be Transfer Restricted Securities (the “Effectiveness Period”); provided that the Company may, from time to time, for a period of up to an aggregate of 90 days in any calendar year determine, upon three Business Days’ prior notice to the Holders, that the Shelf Registration Statement is not usable for a Valid Business Purpose (a “Blackout Period”). The Company shall, no later than 30 days prior to the initial filing of the Shelf Registration Statement and as soon as practicable thereafter as requested by a Holder, submit to all of the Holders or such Holder, as the case may be, a request for information to be included in the Notice and Questionnaire for use in connection with the Shelf Registration Statement or any Prospectus or preliminary Prospectus included therein.

     (b) No Holder may include any of its Transfer Restricted Securities in any Shelf Registration Statement pursuant to this Agreement unless and until such Holder furnishes to the Company in writing, within 15 days after receipt of a request therefor from the Company, such information as the Company may reasonably request to be included in the Notice and Questionnaire for use in connection with any Shelf Registration Statement or Prospectus or preliminary Prospectus included therein. From and after the date the Shelf Registration Statement is declared effective, the Company shall, as promptly as practicable after the date a Notice and Questionnaire is delivered to it by a Holder, and in any event no later than: (i) 15 Business Days after such delivery date (but no earlier than 15 Business Days after effectiveness of the Shelf Registration Statement) or (ii) 15 Business Days after the expiration of any Blackout Period either in effect when the Notice and Questionnaire is delivered to the Company or put into effect within 15 Business Days of such delivery date, if required by applicable law, file with the Commission a post-effective amendment to the Shelf Registration Statement or prepare and, if required by applicable law, file a supplement or amendment to any document incorporated therein by reference or file any other required document, so that the Holder delivering such Notice and Questionnaire is named as a selling securityholder in the Shelf Registration Statement and the related Prospectus in such a manner as to permit such Holder to deliver such Prospectus to purchasers of the Transfer Restricted Securities in accordance with applicable law and, if the Company shall file a post-effective amendment to the Shelf Registration Statement, use commercially reasonable efforts to cause such post-effective amendment to be declared effective under the Securities Act as promptly as is practicable, but in any event by the date that is 60 days after the date such post-effective amendment is required by this clause to be filed; provided, that, if such Notice and Questionnaire is delivered during a Blackout Period or within 15 Business Days of a Blackout Period being put into effect, the Company shall so inform the Holder delivering such Notice and Questionnaire. Notwithstanding anything contained herein to the contrary, the Company shall be under no obligation to name any Holder other than a Notice Holder as a selling securityholder in any Shelf Registration Statement or related Prospectus.
     Each Notice Holder agrees promptly to furnish to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such Notice Holder not misleading and any other information regarding such Notice Holder and the distribution of such Transfer Restricted Securities as the Company may from time to time reasonably request in writing. The Company may exclude from such Shelf Registration Statement the Securities of any Holder that fails to furnish such information within a reasonable time after receiving such request and such Securities shall no longer be entitled to the benefits hereunder.
     (c) If the Shelf Registration Statement ceases to be effective for any reason at any time during the Effectiveness Period (except during a Blackout Period or other than because all Transfer Restricted Securities registered thereunder shall have been resold pursuant thereto), the Company shall use commercially reasonable efforts to obtain the prompt withdrawal of any order suspending effectiveness thereof or promptly file or designate a subsequent Shelf Registration Statement covering all of the Securities that as of the date of such filing or designation are Transfer Restricted Securities. If such a subsequent Shelf Registration Statement is filed or designated (and is not already effective), the Company shall use commercially reasonable efforts to cause the subsequent Shelf Registration Statement to become effective as promptly as is practicable after such filing or designation and to keep such subsequent Shelf Registration Statement continuously effective until the end of the Effectiveness Period.
     (d) The Company shall supplement and amend the Shelf Registration Statement during the Effectiveness Period as and if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement.
     (e) The Company shall cause the Shelf Registration Statement and the related Prospectus and any amendment or supplement thereto, as of the effective date of the Shelf Registration Statement or such amendment or supplement, and any Issuer Free Writing Prospectus, as of the date thereof, (i) separately, or when any or all of such documents are taken together, to comply in all material respects with the applicable requirements of the Securities Act, and (ii) separately, or when any or all of such documents are taken together, not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in the case of the Prospectus and any Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading.
     (f) Each Holder agrees that if such Holder wishes to sell Transfer Restricted Securities pursuant to a Shelf Registration Statement and related Prospectus, it will do so only in accordance with the terms and conditions of this Agreement.
            SECTION 4. Additional Interest. If (i) the Shelf Registration Statement has not become effective by the Effectiveness Target Date, (ii) except during a Blackout Period, the Shelf Registration Statement is filed and declared effective but shall thereafter, during the Effectiveness Period, cease to be effective or fail to be usable for its intended method or methods of distribution thereof by the sellers thereto as set forth or to be set forth in the Shelf Registration Statement or the Prospectus as to then Transfer Restricted Securities (provided, however, that if the Company has timely provided the Notice and Questionnaire in accordance with Section 3(a), any Holder that has not timely provided the information required in Section 3(b) shall not be entitled to receive Additional Interest (as defined below) for a Registration Default under this Section 4(iii)), or (iv) Blackout Periods exceed an aggregate of 90 days in any calendar year (each such event referred to in clauses (i) through (iv), a “Registration Default”), the Company hereby agrees to pay interest (“Additional Interest”) from and including the day of the Registration Default to but excluding the earliest of (1) the day on which the Registration Default has been cured and (2) the last day of the Effectiveness Period, to each Holder of Convertible Notes that are Transfer Restricted Securities, (x) with respect to the first 60-day period during which a Registration Default shall have occurred and be continuing, equal to 0.25% per annum of the aggregate principal amount of the Convertible Notes, (y) with respect to the period commencing on the 61st day and ending on the 120th day following the day the Registration Default shall have occurred and be continuing, equal to 0.50% per annum of the aggregate principal amount of the Convertible Notes, and (z) with respect to the period commencing on the 121st day following the day the Registration Default shall have occurred and be continuing, equal to 1.00% per annum of the aggregate principal amount of the Convertible Notes; provided that in no event shall Additional Interest accrue at a rate per year exceeding 1.00% of the aggregate principal amount of the Convertible Notes.

     All accrued Additional Interest obligations of the Company set forth in the preceding paragraph that are outstanding with respect to any Transfer Restricted Security at the time such security ceases to be a Transfer Restricted Security shall survive until all such obligations with respect to such security shall have been satisfied in full.
     Notwithstanding the foregoing, (i) the amount of Additional Interest payable shall not increase because more than one Registration Default has occurred and is continuing on a simultaneous basis and (ii) a Holder of Transfer Restricted Securities who is not entitled to the benefits of the Shelf Registration Statement shall not be entitled to Additional Interest with respect to a Registration Default that pertains to the Shelf Registration Statement.
     The Additional Interest set forth above shall be the exclusive monetary remedy available to Holders for each Registration Default.
            SECTION 5. Registration Procedures.
     (a) In connection with the Shelf Registration Statement, the Company shall comply with all the provisions of Section 5(b) hereof and shall use commercially reasonable efforts to effect such registration to permit the resale of the Transfer Restricted Securities being sold in accordance with the intended method or methods of distribution by the seller thereof as set forth or to be set forth in the Shelf Registration Statement or Prospectus, and pursuant thereto the Company will prepare and file with the Commission a Shelf Registration Statement relating to the registration on any appropriate form under the Securities Act that is available for the sale of the Transfer Restricted Securities in accordance with the intended method or methods of distribution by the seller thereof as set forth or to be set forth in the Shelf Registration Statement or Prospectus, within the time periods set forth in Section 3.
     (b) General Provisions. In connection with the Shelf Registration Statement and any Prospectus required by this Agreement to permit the sale or resale of Transfer Restricted Securities, the Company shall:
     (i) except during a Blackout Period or the existence of any fact or event of the kind described in Section 5(b)(iii)(D), use commercially reasonable efforts to keep such Shelf Registration Statement continuously effective during the Effectiveness Period; upon the occurrence of any event that would cause any such Shelf Registration Statement or the Prospectus contained therein (A) to contain a material misstatement or omission or (B) not to be effective and usable for resale of Transfer Restricted Securities during the Effectiveness Period in accordance with the intended method or methods of distribution by the sellers thereof as set forth or to be set forth in the Shelf Registration Statement or the Prospectus, the Company shall file promptly an appropriate amendment to such Shelf Registration Statement, a supplement to the related Prospectus or file any other required document, in the case of clause (A), correcting any such misstatement or omission, and, in the case of either clause (A) or (B), use commercially reasonable efforts to cause any such amendment to be declared effective and such Shelf Registration Statement and the related Prospectus to become usable for their intended method or methods of distribution by the sellers thereof as set forth or to be set forth in the Shelf Registration Statement or the Prospectus as soon as practicable thereafter;

     (ii) except during a Blackout Period, prepare and file with the Commission such amendments and post-effective amendments to the Shelf Registration Statement as may be necessary to keep the Shelf Registration Statement effective during the Effectiveness Period; cause the Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 as promulgated under the Securities Act, and to comply fully with the applicable provisions of Rules 424 and 430A as promulgated under the Securities Act in a timely manner; and comply with the provisions of the Securities Act to enable the disposition of all Transfer Restricted Securities covered by the Shelf Registration Statement during the Effectiveness Period in accordance with the intended method or methods of distribution by the sellers thereof set forth or to be set forth in the Shelf Registration Statement or the Prospectus;
     (iii) advise the Holders whose Transfer Restricted Securities are included in the Shelf Registration Statement promptly and, if requested by such Persons in writing, to confirm such advice in writing, (A) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to the Shelf Registration Statement or any post-effective amendment thereto, when the same has become effective, (B) of any request by the Commission for amendments to the Shelf Registration Statement or amendments or supplements to the Prospectus or for additional information relating thereto, (C) of the issuance by the Commission of any stop order suspending the effectiveness of the Shelf Registration Statement under the Securities Act or of the suspension by any state securities commission of the qualification of the Transfer Restricted Securities for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes, and (D) except during a Blackout Period, of the existence of any fact or the happening of any event during the Effectiveness Period that makes any statement of a material fact made in the Shelf Registration Statement, the Prospectus, any amendment or supplement thereto, or any document incorporated by reference therein untrue, or that requires the making of any additions to or changes in the Shelf Registration Statement or the Prospectus in order to make the statements therein not misleading; provided that the Company shall not be required to provide confidential information to Persons who have not signed a confidentiality agreement. If at any time the Commission shall issue any stop order suspending the effectiveness of the Shelf Registration Statement, or any state securities commission or other regulatory authority shall issue an order suspending the qualification or exemption from qualification of the Transfer Restricted Securities under state securities or blue sky laws, the Company shall use commercially reasonable efforts to obtain the withdrawal or lifting of such order at the earliest possible time;
     (iv) make available at reasonable times for inspection, upon written request, at the offices where normally kept, by one or more representatives of the Holders whose Transfer Restricted Securities are included in the Shelf Registration Statement, designated in writing by a Majority of Holders, and one counsel retained by such Majority of Holders, all financial and other records, pertinent corporate documents and properties of the Company and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such Holder, attorney or accountant in connection with such Shelf Registration Statement or any post-effective amendment thereto subsequent to the filing thereof and prior to its effectiveness; provided, that if any such information is reasonably identified by the Company as being confidential or proprietary, each Person receiving such information shall take such actions as are necessary to protect the confidentiality of such information, and shall sign confidentiality agreements requested by the Company prior to the receipt of such information;
     (v) if requested in writing by any Holders whose Transfer Restricted Securities are included in the Shelf Registration Statement, promptly incorporate in the Shelf Registration Statement or Prospectus, pursuant to a supplement or post-effective amendment if necessary, such information as such selling Holders may reasonably request to have included therein, including, without limitation, information relating to the “Plan of Distribution” of the Transfer Restricted Securities;
     (vi) if requested in writing furnish to each Holder whose Transfer Restricted Securities are included in the Shelf Registration Statement without charge, at least one copy of the Shelf Registration Statement, as first filed with the Commission, and of each amendment thereto, including financial statements and schedules, all documents incorporated by reference therein and all exhibits (excluding exhibits incorporated therein by reference);
     (vii) deliver to each Holder whose Transfer Restricted Securities are included in the Shelf Registration Statement without charge, as many copies of the Prospectus (including each preliminary Prospectus) and any amendment or supplement thereto as such Persons reasonably may request in writing; except during a Blackout Period or the existence of any fact or event of the kind described in Section 5(b)(iii)(B) through (D), the Company hereby consents to the use of the Prospectus and any amendment or supplement thereto by each of the selling Holders in connection with the offering and the sale of such Holder’s Transfer Restricted Securities covered by the Prospectus or any amendment or supplement thereto;
     (viii) prior to any public offering of Transfer Restricted Securities, cooperate with the Holders whose Transfer Restricted Securities are included in the Shelf Registration Statement and their one counsel retained by the Majority of Holders representing all such Holders in connection with the registration and qualification of the Transfer Restricted Securities under the state securities or blue sky laws of such jurisdictions as such Holders may reasonably request and do any and all other acts or things reasonably necessary or advisable to enable the disposition in such jurisdictions of the Transfer Restricted Securities covered by the Shelf Registration Statement; provided, however, that the Company shall not be required to register or qualify as a foreign corporation where it is not then so qualified or to take any action that would subject it to the service of process in suits or to taxation in any jurisdiction where it is not then so subject;
     (ix) cooperate with the Holders whose Transfer Restricted Securities are included in the Shelf Registration Statement to facilitate the timely preparation and delivery of certificates representing Transfer Restricted Securities to be sold and not bearing any restrictive legends; and enable such Transfer Restricted Securities to be in such denominations (subject to the applicable requirements contained in the applicable Indenture) and registered in such names as the Holders may reasonably request at least two Business Days prior to any sale of Transfer Restricted Securities made by such Holders;
     (x) use commercially reasonable efforts to cause the Transfer Restricted Securities covered by the Shelf Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be reasonably necessary to enable the Holders whose Transfer Restricted Securities are included in the Shelf Registration Statement to consummate the disposition of such Transfer Restricted Securities in accordance with the intended method or methods of distribution by the sellers thereof as set forth or to be set forth in the Shelf Registration Statement or the Prospectus, subject to the proviso contained in Section 5(b)(viii) hereof, except as may be required solely as a consequence of the nature of such Holder’s (whose Transfer Restricted Securities are included in the Shelf Registration Statement) business, in which case the Company will cooperate in all commercially reasonable respects with the filing of such Shelf Registration Statement and the granting of such approvals;
     (xi) except during a Blackout Period, if any fact or event contemplated by Section 5(b)(iii)(D) hereof shall exist or have occurred, promptly prepare a supplement or post-effective amendment to the Shelf Registration Statement or related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of Transfer Restricted Securities, the Prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;
     (xii) during the Effectiveness Period, use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make generally available to Holders whose Transfer Restricted Securities are included in a Shelf Registration Statement, as soon as practicable, a consolidated earnings statement meeting the requirements of Rule 158 (which need not be audited) for the twelve-month period beginning with the first month of the Company’s first fiscal quarter commencing after the effective date of the Shelf Registration Statement;
     (xiii) use commercially reasonable efforts to cause the Indenture to be qualified under the Trust Indenture Act not later than the effective date of the Shelf Registration Statement required by this Agreement, and, in connection therewith, cooperate with the Trustee and the Holders of the Convertible Notes to effect such changes to the Indenture as may be required for such Indenture to be so qualified in accordance with the terms of the Trust Indenture Act; and to execute and use commercially reasonable efforts to cause the Trustee to execute, all documents that may be required to effect such changes and all other forms and documents required to be filed with the Commission to enable such Indenture to be so qualified in a timely manner;

     (xiv) cause the Common Stock covered by the Shelf Registration Statement to be listed or quoted, as the case may be, on each securities exchange or automated quotation system on which the Company’s Common Stock is then listed or quoted;
     (xv) during the Effectiveness Period, provide promptly to each Holder upon written request each document filed with the Commission pursuant to the requirements of Section 13 and Section 15 of the Exchange Act after the effective date of the Shelf Registration Statement, unless such document is available through the Commission’s EDGAR and/or IDEA system;
     (xvi) in connection with any Underwritten Offering conducted pursuant to Section 8 hereof
     (A) make such representations and warranties to the Holders of Securities registered thereunder and the Underwriters, in form, substance and scope as are customarily made by issuers to underwriters in primary underwritten offerings and covering matters including, but not limited to, those set forth in the Note Purchase Agreements;
     (B) obtain opinions and negative assurance letters of counsel to the Company and updates thereof (which counsel, opinions and negative assurance letters (in form, scope and substance) shall be reasonably satisfactory to the Managing Underwriter(s)) addressed to each selling Holder and the Underwriters, if any, covering such matters as are customarily covered in opinions and negative assurance letters requested in underwritten offerings and such other matters as may be reasonably requested by such Holders and Underwriters;
     (C) obtain “comfort” letters and updates thereof from the independent registered public accounting firm of the Company (and, if necessary, any other independent registered public accounting firm of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Shelf Registration Statement), addressed to each selling holder of Securities registered thereunder and the Underwriters, in customary form and covering matters of the type customarily covered in “comfort” letters in connection with primary underwritten offerings;
     (D) deliver such documents and certificates as may be reasonably requested by a Majority of Holders and the Managing Underwriter(s), and with any customary conditions contained in the Note Purchase Agreements or another agreement entered into by the Company; and
     (E) if requested, promptly include or incorporate in a Prospectus supplement or post-effective amendment to the Shelf Registration Statement such information as the Managing Underwriter(s) reasonably agree should be included therein and to which the Company does not reasonably object and shall make all required filings of such Prospectus supplement or post-effective amendment as soon as practicable after it is notified of the matters to be included or incorporated in such Prospectus supplement or post-effective amendment;
and
     (xvii) enter into customary agreements (including, if requested, an underwriting agreement in customary form) and take all other appropriate actions in order to expedite or facilitate the registration or the disposition of the Securities, and in connection therewith, if an underwriting agreement is entered into, cause the same to contain indemnification provisions and procedures no less favorable than those set forth in Section 7 hereof.
     (c) Each Holder agrees by acquisition of a Transfer Restricted Security that, upon receipt of any written notice from the Company of the existence of any fact of the kind described in Section 5(b)(iii)(D) hereof or of a Blackout Period, such Holder will forthwith discontinue disposition of Transfer Restricted Securities pursuant to the Shelf Registration Statement until such Holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 5(b)(xi) hereof, or until it is advised in writing by the Company that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated by reference in the Prospectus. If so directed by the Company, each Holder will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the Prospectus covering such Transfer Restricted Securities that was current at the time of receipt of such notice.
            SECTION 6. Registration Expenses.
     (a) All reasonable expenses incident to the Company’s performance of or compliance with this Agreement will be borne by the Company, regardless of whether a Shelf Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees and expenses; (ii) all fees and expenses of compliance with federal securities and state securities or blue sky laws; (iii) all expenses of printing (including printing of Prospectuses and certificates for the Common Stock to be issued upon conversion of the Convertible Notes); and (iv) all fees and disbursements of counsel for the Company and, subject to Section 6(b) hereof, the Holders.
     (b) The Company shall reimburse the Holders for the reasonable fees and disbursements of not more than one counsel, chosen by a Majority of Holders, that are incurred in connection with this Agreement. The Company shall pay expenses incurred in connection with an Underwritten Offering as set forth in Section 8(c) hereof.
                SECTION 7. Indemnification.
     (a) The Company agrees to indemnify and hold harmless (i) each Holder of Transfer Restricted Securities covered by the Shelf Registration Statement, (ii) each Person, if any, who controls, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (a “Controlling Person”), such Holder and (iii) the respective officers, directors, partners, employees, representatives and agents of such Holder or any Controlling Person of such Holder (any Person referred to in clause (i), (ii) or (iii) may hereinafter be referred to as an “Indemnified

Holder”), to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities, judgments, actions and expenses (including, without limitation, and as incurred, reimbursement of all reasonable costs of investigating, preparing, pursuing, settling, compromising, paying or defending any claim or action, or any investigation or proceeding by any governmental agency or body, commenced or threatened, including the reasonable fees and expenses of counsel to any Indemnified Holder), joint or several, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Shelf Registration Statement (or any amendment or supplement thereto) or Prospectus (or any amendment or supplement thereto), or any preliminary prospectus or any Issuer Free Writing Prospectus (or any amendment or supplement thereto) (including any Prospectus supplement or post-effective amendment required to be provided pursuant to Section 5(b)(xv) or other document filed in connection with a Underwritten Offering), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by: (i) an untrue statement or omission or alleged untrue statement or omission that is made in reliance upon and in conformity with information relating to an Indemnified Holder furnished in writing to the Company by such Indemnified Holder expressly for use therein or (ii) disposition of Transfer Restricted Securities by an Indemnified Holder during a Blackout Period or after receipt of a stop notice pursuant to Section 5(c); provided that the Indemnified Holder has received such stop notice in writing and such stop notice is clearly identified as a stop notice requiring that the company discontinue the disposition of Transfer Restricted Securities until further notice is received as described in Section 5(c).
     The Company also agrees to indemnify (i) each Underwriter of any Underwritten Offering, (ii) each Controlling Person of such an Underwriter and (iii) the respective officers, directors, partners, employees, representatives and agents of such an Underwriter or any Controlling Person of such an Underwriter (any Person referred to in clause (i), (ii) or (iii) may hereinafter be referred to as an “Indemnified Underwriter”), to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities, judgments, actions and expenses (including, without limitation, and as incurred, reimbursement of all reasonable costs of investigating, preparing, pursuing, settling, compromising, paying or defending any claim or action, or any investigation or proceeding by any governmental agency or body, commenced or threatened, including the reasonable fees and expenses of counsel to any Indemnified Underwriter), arising out of any untrue statement or alleged untrue statement of a material fact contained in the Shelf Registration Statement (or any amendment or supplement thereto) or Prospectus (or any amendment or supplement thereto), or any preliminary prospectus or any Issuer Free Writing Prospectus (or any amendment or supplement thereto) (including any Prospectus supplement or post-effective amendment required to be provided pursuant to Section 5(b)(xv) or other document filed in connection with a Underwritten Offering), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by an untrue statement or omission or alleged untrue statement or omission that is made in reliance upon and in conformity with written information furnished in writing to the Company by such Indemnified Underwriter expressly for use therein. The Company shall, if requested by any Holder, enter into an underwriting agreement reflecting such agreement, as provided in Section 5(b)(xvii) hereof.

     In case any action or proceeding (including any governmental or regulatory investigation or proceeding) shall be brought or asserted against any of the Indemnified Holders or Indemnified Underwriters with respect to which indemnity may be sought against the Company, such Indemnified Holder or Indemnified Underwriter shall promptly notify the Company in writing; provided, however, that the failure to give such notice shall not relieve the Company from any liability under the preceding paragraph unless and to the extent such failure results in the forfeiture by the indemnifying party of rights and defenses or other harm or prejudice to such indemnifying party and shall not, in any event, relieve the Company from any obligations to any Holder or Underwriter other than the indemnification obligation provided in the preceding paragraph. Such Indemnified Holder or Indemnified Underwriter shall have the right to employ its own counsel in any such action and the reasonable fees and expenses of such counsel shall be paid, as incurred, by the Company if the Indemnified Holder or Indemnified Underwriter, as the case may be, is entitled to indemnification hereunder. The Company shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for such Indemnified Holders or Indemnified Underwriters, which firm shall be designated by the Majority of Holders or by the Managing Underwriter(s), respectively. The Company shall be liable for any settlement of any such action or proceeding effected with the Company’s prior written consent, which consent shall not be withheld unreasonably, and the Company agrees to indemnify and hold harmless any Indemnified Holder or Indemnified Underwriter from and against any loss, claim, damage, liability or expense by reason of any settlement of any action effected with the written consent of the Company. The Company shall not, without the prior written consent of each Indemnified Holder and Indemnified Underwriter, settle or compromise or consent to the entry of judgment in or otherwise seek to terminate any pending or threatened action, claim, litigation or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not any Indemnified Holder or Indemnified Underwriter is a party thereto), unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Holder and Indemnified Underwriter from all liability arising out of such action, claim, litigation or proceeding and does not require any admission as to the culpability of any Indemnified Holder or Indemnified Underwriter subject to such action, claim, litigation or proceeding.
     (b) Each Holder agrees, severally in proportion to the amount of Securities to be sold by such Holder, to indemnify and hold harmless (i) the Company and the directors and officers of the Company who sign a Shelf Registration Statement, and any Controlling Person of the Company, and the respective officers, directors, partners, employees, representatives and agents of each such Person and (ii) in the case of an Underwritten Offering, each Underwriter and Controlling Persons of such Underwriter, and the respective officers, directors, partners, employees, representatives and agents of each such Person, in any case to the same extent as the foregoing indemnity from the Company to each of the Indemnified Holders or the Indemnified Underwriters, as the case may be, but only with respect to claims and actions based on: (x) information relating to such Holder furnished in writing by such Holder expressly for use in a Shelf Registration Statement (or any amendment or supplement thereto) or Prospectus (or any amendments or supplements thereto) or (y) disposition of Transfer Restricted Securities by an Indemnified Holder during a Blackout Period or after receipt of a stop notice pursuant to Section 5(c); provided that the Indemnified Holder has received such stop notice in writing and such stop notice is clearly identified as a stop notice requiring that the company discontinue the disposition of Transfer Restricted Securities until further notice in received as described in Section 5(c). In case any action or proceeding shall be brought against any of the Persons listed in clauses (i) and (ii) above in respect of which indemnity may be sought against a Holder, such Holder shall have the rights and duties given to the Persons in clauses (i) and (ii) above that are subject to the action or proceeding, and the Persons listed in clauses (i) and (ii) above that are subject to the action or proceeding shall have the rights and duties given to each Holder under Section 7(a) hereto.
     (c) If the indemnification provided for in this Section 7 is unavailable to an indemnified party under Section 7(a) or 7(b) hereof (other than by reason of exceptions provided in those Sections) in respect of any losses, claims, damages, liabilities, judgments, actions or expenses referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative benefits received by the Company, the Holders, and the Underwriters, if any, or if such allocation is not permitted by applicable law, the relative fault of the Company, the Holders, and the Underwriters, if any, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company, the Holders, and the Underwriters, if any, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the Holders, or the Underwriters, if any, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The relative benefits received by the Company, the Holders, and the Underwriters, if any, shall be deemed to be in the same proportion as the total net proceeds received by the Holders and, if any, the total underwriting discount and commissions payable to the Underwriters as set forth in the table on the cover page of the Prospectus, respectively, bear to the sum of the total proceeds from the sale of Securities in the Shelf Registration Statement or the Underwritten Offering. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in the third paragraph of Section 7(a) hereof, any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim.
     The Company, each Holder and each Underwriter, if any, agree that it would not be just and equitable if contribution pursuant to this Section 7(c) were determined by pro rata allocation (even if the Holders were treated as one entity and/or the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The Holders’ obligations to contribute pursuant to this Section 7(c) are several in proportion to the respective principal amount of Transfer Restricted Securities held by each of the Holders hereunder and not joint.
     Notwithstanding the foregoing provisions of this Section 7, no Underwriter shall be required to indemnify or contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and no Holder shall be required to indemnify or contribute any amount in excess of the net proceeds received by it from the sale of its Securities.
          SECTION 8. Underwritten Offerings.
     (a) Any Holder of Transfer Restricted Securities that wishes to do so may sell Transfer Restricted Securities (in whole or in part) in an Underwritten Offering; provided that (i) in the case of an offering of Convertible Notes only, the Holders of Convertible Notes of at least $25,000,000 in aggregate principal amount shall request such an offering; (ii) in the case of an offering of Common Stock issuable upon conversion of the Convertible Notes only, the Holders of such Common Stock of at least $25,000,000 in aggregate principal amount (the Holders of such Common Stock being treated for the purpose as if they had not converted their Convertible Notes) shall request such an offering; and (iii) in the case of an offering of both Convertible Notes and Common Stock issuable upon conversion of the Convertible Notes, the Holders of at least $25,000,000 in aggregate principal amount of Transfer Restricted Securities (the Holders of Common Stock issuable upon conversion of the Convertible Notes being treated for the purpose as if they had not converted their Convertible Notes) shall request such an offering; provided, however, that the Company shall not be obligated to participate in more than five Underwritten Offerings. Upon receipt of such a request, the Company shall provide all Holders written notice of the request, which notice shall inform the appropriate Holders that they have the opportunity to participate in the offering.
     The Managing Underwriter(s) of any such Underwritten Offering shall be selected by a Majority of Holders. The right of any Holder to request and participate in Underwritten Offerings shall inure to any subsequent Holder of such Holder’s Transfer Restricted Securities.
     (b) No Person may participate in any Underwritten Offering pursuant to the Shelf Registration Statement unless such Person (i) agrees to sell such Person’s Transfer Restricted Securities on the basis reasonably provided in any underwriting arrangements approved by a Majority of Holders; (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; and (iii) if such Holder is not then a Notice Holder, such Holder returns a completed and signed Notice and Questionnaire to the Company in accordance with Section 2(b) hereof within a reasonable amount of time before such Underwritten Offering.
     (c) The Holders participating in any Underwritten Offering shall be responsible for all expenses customarily borne by selling shareholders, including but not limited to any underwriting discounts and commissions and fees. The Company shall pay all expenses customarily borne by issuers in an Underwritten Offering, including but not limited to filing fees, the fees and disbursements of its counsel and independent public accountants and any printing expenses incurred in connection with such Underwritten Offering. Notwithstanding the foregoing or the provisions of Section 5(b)(xv) hereof, upon receipt of a request from a Managing Underwriter or a representative of the Majority of Holders to prepare and file an amendment or supplement to the Shelf Registration Statement and Prospectus in connection with an Underwritten Offering, the Company may delay the filing of any such amendment or supplement for up to 60 days if the Board of Directors of the Company shall have determined in good faith that such delay was incurred for a Valid Business Purpose.
          SECTION 9. “Piggy-Back” Rights.
     (a) If the Company registers Common Stock under the Securities Act on a registration statement on Form F-1 or Form F-3 (or an equivalent general registration form then in effect) for purposes of a firm-commitment, underwritten public offering of Common Stock for the Company’s account or the account of a third party (other than issuances pursuant to any employee benefit plan or agreement or any merger, amalgamation, recapitalization, exchange offer or other similar transaction), the Company shall give prompt written notice of such offering to each Holder. Upon the written request of any Holder of Common Stock issued or issuable upon the exercise of Convertible Notes given within 10 days after the transmittal of any such written notice (which request shall specify the number of shares of Common Stock intended to be disposed of by such Holder), the Company will use commercially reasonable efforts to include in such registered public offering (i) any or all of the shares of Common Stock issued upon conversion of the Convertible Notes that is then held (and so specified in such request) by such Holder and (ii) the Common Stock issuable upon conversion of the Convertible Notes (which conversion may be made contingent on the completion of the offering) held (and so specified in such request) by such Holder, to the extent necessary to permit the sale or other disposition of such Common Stock by such Holder (each Holder, also a “Seller”); provided that any participation in such offering by each Seller shall be on substantially the same terms as the participation of the shareholders of the Company (other than the Holders) participating in such offering or, if there are no other shareholders participating in such offering, on substantially the same terms as the Company’s participation therein, subject to Section 9(b). Any Seller shall have the right to withdraw a request to include Common Stock in any registered public offering pursuant to this Section 9(a) by giving written notice to the Company of its election to withdraw such request, but only if the Company receives notice of such withdrawal at least three days before it proposes to price the offering. The Company may terminate or abandon any proposed registered public offering other than an offering undertaken pursuant to Section 8 hereof, at any time and for any reason in its sole discretion.
     (b) If the Managing Underwriter(s) of a registered public offering effected pursuant to Section 9(a) shall advise the Company and the Seller in writing that the number of shares of Common Stock sought to be included in such offering (including those sought to be offered by the Company or by any other Person) exceeds the number which such Managing Underwriter(s) of such registered public offering consider, in good faith (after consultation with the Company and all Sellers), based on market conditions and other relevant factors, to be the maximum number that may be sold at a price acceptable to all Sellers (the “Maximum Number”), the Company shall allocate the shares of Common Stock to be included in such offering pursuant to the following procedures:

     (i) first, shares of Common Stock sought to be sold by the Company if the registration process was initialized by the Company;
     (ii) second, if the number of shares of Common Stock to be included in the offering under clause (i) above is less than the Maximum Number, shares of Common Stock sought to be included by Sellers pursuant to proper written requests shall be allocated pro rata among the Sellers in proportion to the respective numbers of shares of Common Stock held by or issuable to such Sellers on a Fully Diluted Basis (but not to exceed, with respect to any such Seller, the number of shares of Common Stock included by such Seller in such Seller’s written request), with the unused portion of any allocation made pursuant to this clause (ii) being reallocated among the Sellers whose allocations are smaller than the amounts of shares of Common Stock they have included in such requests pro rata in proportion to such Sellers’ respective numbers of shares of Common Stock held or issuable, on a Fully Diluted Basis, and repeating the procedure set forth in this clause (ii) until the Maximum Number is reached or if earlier, all shares of Common Stock sought to be included in such offering by the Sellers are allocated;
     (iii) third, if the number of shares of Common Stock to be included in the offering pursuant to clauses (i) and (ii) above is less than the Maximum Number, any additional shares of Common Stock sought to be included by any shareholder of the Company (other than the Holders), up to the Maximum Number; and
     (iv) fourth, if the number of shares of Common Stock to be included in the offering pursuant to clauses (i), (ii) and (iii) above is less than the Maximum Number, any additional shares of Common Stock sought to be sold by the Company if the registration process was not initialized by the Company.
          SECTION 10. Miscellaneous.
     (a) No Inconsistent Agreements. During the Effectiveness Period, the Company will not on or after the date of this Agreement enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holders in this Agreement or otherwise violates the provisions hereof. The rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to the holders of the Company’s securities under any agreement in effect on the date hereof.
     (b) Termination, Amendments and Waivers. This Agreement may not be terminated without the prior written consent of the Holders of all outstanding Transfer Restricted Securities. The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to or departures from the provisions hereof may not be given, unless
     (i) in the case of
     (A) Section 4 hereof;
     (B) this Section 10(b)(i); or

     (C) a modification to the rights or obligations of a Holder that is not made to the rights or obligations of all Holders, the Company has obtained the written consent of the Holders of all outstanding Transfer Restricted Securities; and
(ii) in the case of all other provisions hereof, obtained the written consent of a Majority of Holders.
     (c) Notices. All notices and other communications provided for or permitted hereunder shall be made as follows:
     (i) if to a Purchaser or its nominee, to such Purchaser or nominee at the address specified in the Note Purchase Agreement of such Purchaser, with a copy (which copy shall not constitute notice) as specified in therein, or at such other address as the Purchaser or its nominee shall have specified to the Company in writing;
     (ii) if to any Holder other than a Purchaser, to such Holder at the address as such Holder shall have specified to the Company in writing; and
     (iii) if to the Company:
Aries Maritime Transport Limited
18 Zerva Nap., Glyfada
Athens 166 75, Greece
Telecopier No.: +30 (210) 898-3788
Attention: Chief Executive Officer
With a copy to:
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Telecopier No.: +1 (212) 480-8421
Attention: Gary J. Wolfe, Esq.
     Except as otherwise expressly provided herein, all notices and other communications shall have been duly given and shall be effective (a) when delivered (except that if the day of delivery is not a Business Day, then the next Business Day), (b) when transmitted via telecopy (or other facsimile device) on a Business Day during normal business hours to the number set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid) or (c) the day following the day (except that if such day is not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service.
     Copies of all such notices, demands or other communications shall be concurrently delivered by the Person giving the same to the Trustee at the address specified in the Indenture.

     (d) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including, without limitation, and without the need for an express assignment, subsequent Holders; provided, however, that this Agreement shall not inure to the benefit of or be binding upon a successor or assign of a Holder if such assignment, transfer or other disposition of Transfer Restricted Securities is in violation of the terms of the Indenture. If any successor or assign of any Holder shall acquire Transfer Restricted Securities, in any manner, whether by operation of law or otherwise, such Transfer Restricted Securities shall be held subject to all of the terms and conditions of this Agreement, and by taking and holding such Transfer Restricted Securities, such Person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and conditions of this Agreement.
     (e) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.
     (f) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.
     (g) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW RULES THEREOF. ANY LEGAL ACTION OR PROCEEDING IN CONNECTION WITH THIS AGREEMENT OR THE PERFORMANCE HEREOF MAY BE BROUGHT IN THE STATE AND FEDERAL COURTS LOCATED IN THE BOROUGH OF MANHATTAN, CITY, COUNTY AND STATE OF NEW YORK, AND THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURTS FOR THE PURPOSE OF ANY SUCH ACTION OR PROCEEDING. THE PARTIES HEREBY IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR CLAIM BROUGHT BY ANY PARTY HERETO OR BENEFICIARY HEREOF ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.
     (h) Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.
     (i) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the registration rights granted by the Company with respect to the Transfer Restricted Securities. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.
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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ARIES MARITIME TRANSPORT LIMITED

By:	/s/ Jeffrey Owen Parry
Name:	Jeffrey Owen Parry
Title:	Chief Executive Officer
[Company Signature Page to Registration Rights Agreement relating to Convertible Notes]

S-1

     The foregoing Registration Rights Agreement is hereby confirmed and accepted as of the date first above written:

INVESTMENT BANK OF GREECE
By:	/s/ Kyriakos D. Magiras
Name:	Kyriakos D. Magiras
Title:

[Purchaser Signature Page to Registration Rights Agreement relating to Convertible Notes]

S-2

     The foregoing Registration Rights Agreement is hereby confirmed and accepted as of the date first above written:

FOCUS MARITIME CORP.
By:	/s/ Michail Zolotas
Name:	Michail Zolotas
Title:
[Purchaser Signature Page to Registration Rights Agreement relating to Convertible Notes]

S-3